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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____**JULY 1, 2018**____AND ENDING____**JUNE 30, 2019**____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NELSON SECURITIES, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

9718 N. MORTON CT
                                   (No. and Street)

SPOKANE   **WA**   **99218**
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK K. DONAHUE   **509-838-1313**
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY, LLP
                        (Name – *if individual, state last, first, middle name*)

999 W. RIVERSIDE, SUITE 200   **SPOKANE** **WA**   99201
 (Address)   (City)   (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ROBERT O. NELSON, JR_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __NELSON SECURITIES, INC.__

_____, as of___ __JUNE 30_____, 20 __19___, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON SECURITIES, INC.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1 – 2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-12

Supplemental Schedules:

		Page
Schedule 1 -	Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule 2 -	Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule 3 -	Reconciliation with Company's Computation of Net Capital Included in Part II of Form X-17A-5	15
Schedule 4 -	Information Relating to Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	16



CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Nelson Securities, Inc.
Spokane, Washington

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2019, and the related statements of income, changes in stockholder's equity, and cash flows, for the year ended June 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Nelson Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Nelson Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information included in Schedules 1, 2, 3, and 4 required by Rule 17a-5 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Nelson Securities, Inc.'s financial statements. The supplemental information is the responsibility of Nelson Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules 1, 2, 3, and 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eide Bailly LLP

We have served as Nelson Securities, Inc.'s auditor since 2014.

Spokane, Washington
August 27, 2019

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2019

ASSETS		**2019**
Cash	$	**244,448**
Deposits with clearing house		**41,416**
Investment advisory fees and commissions		
receivable		**85,385**
Employee receivable		**10,184**
Prepaid expenses & other assets		**19,837**
Furniture and equipment, net		**8,747**
	$	**410,017**

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to vendors	$	**13,005**
Payroll and business taxes payable		**45,314**
Accrued salaries and commissions		**96,213**
	$	**154,532**

Stockholder's equity:
  Common stock, $1 par value:
    Authorized, 200,000 shares:

Issued and outstanding, 50,000 shares	$	**50,000**
Additional paid-in capital		**288,279**
Retained deficit		**(82,794)**
	$	**255,485**
	$	**410,017**

*The accompanying notes are an integral
part of the financial statements*

NELSON SECURITIES, INC.

STATEMENT OF INCOME
for the year ended June 30, 2019

		2019
Revenue from contract with customers:		
Brokerage commissions	$	40,316
Concessions		218,318
Premier Fees		1,791,362
Annuity Commission and Trails		252,416
Interest		6,025
Total Revenue	$	2,308,437
Expenses:		
Salaries and commissions	$	1,590,428
License and regulatory fees		40,591
Payroll taxes		101,204
Retirement plan contribution		44,995
Telephone and utilities		53,795
Occupancy and leases expense		93,964
Auto		9,669
Office expense and postage		63,196
Travel and entertainment		21,482
Consulting expense		64,944
Business and property taxes		19,524
Depreciation		6,540
Professional services		44,060
Insurance		147,986
Quotation service		6,136
Marketing expense		2,472
Miscellaneous		8,397
	$	2,319,383
Loss before taxes	$	(10,946)
Income tax expense	$	-
Net loss	$	(10,946)

*The accompanying notes are an integral
part of the financial statements*

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the year ended June 30, 2019

	Shares	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balances, July 1, 2018	50,000	$ 50,000	$ 288,279	$ (71,848)	$ 266,431
Net loss for the year	-	-	-	$ (10,946)	$ (10,946)
Balances, June 30, 2019	50,000	$ 50,000	$ 288,279	$ (82,794)	$ 255,485

The accompanying notes are an integral
part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the year ended June 30, 2019

		2019
Cash flows from operating activities:		
Net loss	$	(10,946)
Adjustment to reconcile net loss to net cash from operating activities:		
Depreciation		6,540
Changes in assets and liabilities:		
Net receivable from clearing broker		6,308
Fees and commissions receivable		17,436
Employee receivables		252
Prepaid expenses & other assets		(3,608)
Payable to vendors		(4,823)
Payroll and business taxes payable		(16,150)
Accrued salaries and commissions		(33,434)
Total adjustments and changes	$	(27,479)
Net cash used for operating activities	$	(38,425)
Net decrease in cash	$	(38,425)
Cash at beginning of year	$	282,873
Cash at end of year	$	244,448

*The accompanying notes are an integral
part of the financial statements*

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies:

Business Activity - Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Gainesville, Florida.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Trade Settlement - Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade basis. Securities transactions of the Company are recorded on a trade date basis.

Concentration of Credit Risk - The Company places its cash with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be significant credit risk.

Accounts Receivables - The Company's accounts receivable consist primarily of commissions due from various insurance companies and other broker/dealers, and the clearing firm under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

Employee Receivables – The Company's employee receivables consist if amounts owed to the Company by employees for payments made on behalf of the brokers for certain licenses. Repayment is made through payroll deductions.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Adoption of New Accounting Standards – On July 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize gain (loss) from the transfer of nonfinancial assets. The Company adopted the revenue recognition standard using the retrospective method of adoption. The Company's services that fall within the scope of ASC 606 include commissions and asset management fees. This adoption did not have a material impact on the Company's financial condition, results of operations or cash flows as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies. Similarly, the amended guidance did not have a material impact on the recognition of costs incurred to obtain new contact with customers.

Property and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which will range from three to ten years. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

Advertising - The Company's policy is to expense advertising costs when incurred. Advertising costs were $2,472 for the year ended June 30, 2019.

Accounting Standards Update (ASU) 2016-02, *Leases*, and all subsequent amendments to the ASU (collectively, "ASC 842"), will be in effect for the year ended June 30, 2020 and will have a material effect on our financial statements.

2. **Revenue from Contracts with Customers**

Commissions
Brokerage commissions. The Company facilitates the execution of buy and sell transactions on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer.) The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Concessions
Concessions. Concessions consist of 12b-1 fees managed by the Company. 12b-1 fees are earned on the Company's client assets under management. The fees are based on contractual rates applied to the average daily net asset value of eligible shares of a respective mutual fund held by the Company's clients. 12b-1 fees are earned over time and collected from the funds on a monthly or quarterly basis.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Asset Management
Premier Fees. The Company provided investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods.

Annuity Commission and Trails
The Company facilitates the execution of annuity contracts on behalf of its customers. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Commission is received upon issuance of the policy and trails are paid monthly by the issuer starting in year two of the contract for the duration of the term of the contract.

Interest
Net interest revenue, which is generated from financial instruments covered by various other areas of GAAP, is not within the scope of ASC 606 and is included in the table below to reconcile to net revenues disclosed within the Statement of Income.

Disaggregated Revenue from Contracts with Customers
The following table presents revenue by major source.

Revenue from contract with customers		2019
Brokerage commissions	$	40,316
Concessions	$	218,318
Premier Fees	$	1,791,362
Annuity Commission and Trails	$	252,416
Interest	$	6,025
Total Revenue	$	2,308,437

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

3. Furniture and Equipment:

Furniture and equipment at June 30, 2019 consisted of the following:

		2019
Furniture and fixtures	$	61,740
Computer equipment	$	66,264
	$	128,004
Less accumulated depreciation	$	119,257
	$	8,747

Depreciation expense for the year ended June 30, 2019 was $6,540.

4. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934,

The Company was required to maintain minimum net capital of $10,302 at June 30, 2019, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company has net capital of $145,863 at June 30, 2019. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.60 to 1 at June 30, 2019.

5. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 75% of their salaries with a discretionary match made by the Company. Total expense related to the plan for the year end June 30, 2019 was $44,995.

6. Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxed currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of June 30, 2019, no provision for current or deferred federal taxes has been accrued.

Deferred tax asset-net operating loss carry forward $0

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Less valuation allowance	<u>$0</u>
	$0

The change in the valuation allowance or deferred tax assets related to the net operating loss carry forward is as follows:

Beginning of year valuation allowance	$0
Increase in deferred tax asset valuation allowance	<u>$0</u>
End of year valuation allowance	$0

At June 30, 2019, the Company has an unused operating loss carryforward of approximately $10,900 that does not expire.

The Company is no longer subject to examinations by the Internal Revenue Service or state tax commissions for fiscal year ending prior to June 30, 2016.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2019, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

7. Lease Commitments:

The Company leases its Spokane and San Diego office space under operating lease agreements. The Spokane lease expires August 2020 and the San Diego lease expires July 2022. The Company also leases its Gainesville office space under an operating lease agreement. Lease expires July 2022. Lease expense including utilities for all locations was $93,964 for year ended June 30, 2019.

Years ending June 30:		
2020	$	89,746
2021	$	49,440
2022	$	42,115
2023	$	3,516
	$	184,817

8. Stockholders Equity:

The Company has two classes of common stock shares authorized. 100,000 shares are voting common stock and 100,000 shares are non-voting common stock. No other rights or restrictions are noted on common stock shares.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

9. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through August 27, 2019, the day the financial statements were available to be issued.

- The Company terminated its relationship with RBC Correspondence services, effective July 21, 2019.
- The Company established a safe harbor 401k plan and the Company contributes 3% of gross wages for its employees. Terminating the previous employer match of 50% of each dollar the employee contributed up to a maximum of $5,000.

10. Related Party

Consulting fees paid to family member of stockholder for the year ended June 30, 2019 totaled $35,453.

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2019

Net capital
  Stockholder's equity:

Common stock	$ 50,000	
Additional paid-in capital	$ 288,279	
Retained deficit	$ (82,794)	
		$ 255,485

  Deductions:
  Non-allowable assets:

Certain accounts receivables	$ 70,854	
Employee receivables	$ 10,184	
Prepaid expenses	$ 19,837	
Furniture and equipment at cost, net of accumulated depreciation	$ 8,747	
		$ 109,622
Net capital on securities positions		$ 145,863

Net capital		**$ 145,863**
Required net capital		**$ 10,302**
Excess net capital		**$ 135,562**

Aggregate indebtedness:

Payable to vendors	$ 13,005	
Payroll and business taxes payroll	$ 45,314	
Accrued salaries and commissions	$ 96,213	
Deferred advisory service revenue	$ -	
Total aggregate indebtedness		$ 154,532

Ratio of aggregate indebtedness to net capital	**1.60 to 1**

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
June 30, 2019

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of Customers", as stated under Exemption Rule 15c3-3.

NELSON SECURITIES, INC.

SCHEDULE 3
RECONCILATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
June 30, 2019

Net capital:

Net capital as reported on FOCUS REPORT $ 145,863

Net capital as computed on page 13 $ 145,863

Aggregate indebtedness:

Aggregate indebtedness as reported on FOCUS REPORT $ 154,532

Aggregate indebtedness as computed on page 13 $ 154,532

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2019

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3(k)(2)(ii).



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nelson Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3 under which Nelson Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Nelson Securities, Inc. stated that Nelson Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nelson Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nelson Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Spokane, Washington
August 27, 2019

NELSON SECURITIES, INC.

Exemption Report

July 1, 2018 – June 30, 2019

Nelson Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

Nelson Securities, Inc.

I, Robert O. Nelson, Jr., affirm that, to the best of my knowledge and belief, this Exemption Report is true & correct.

President

Nelson Securities, Inc.



CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Nelson Securities, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2019 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Spokane, Washington
August 27, 2019

SIPC-6

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300
General Assessment Payment Form
For the first half of the fiscal year ending _6-30-19_
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(36-REV 12 18)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member. address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Nelson Securities Inc
9718 N Morton Ct
Spokane wa 99218·3816

Note: If any of the information shown on the mailing label requires correction. please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Patrick K Dorehu

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2)

           $ _1574_

   1. Less prior year overpayment applied as reflected on SIPC-7 if applicable

           (_____

   2. Assessment balance due

           _1574_

  B. Interest computed on late payment (see instruction E) for_____days at 20% per annum

  C. Total assessment and interest due

           $ _1574_

  D. PAYMENT: √ the box
    Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
    Total (must be same as C above) $ _1574._

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the _28_ day of _Jan_ , 20_19_ .

Nelson Securities Inc
(Name of Corporation, Partnership or other organization)

Patrick K Dorehu
(Authorized Signature)

C Forfees
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:

Postmarked _____   Received _____   Reviewed _____

Calculations _____

Documentation _____

Exceptions:

Forward Copy _____

Disposition of exceptions:

Amounts for the fiscal period
beginning ___7-1-18___
and ending ___12-31-18___

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ ___1157955___

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

                                                  55542

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        ___Long Term Care Life Ins Annuity___
        (Deductions in excess of $100,000 require documentation)   53318

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $_____

        Enter the greater of line (i) or (ii)

        Total deductions   ___108860___

2d. SIPC Net Operating Revenues $___1049095___

2e. General Assessment @ .0015 $___1574___
                            (to page 1, line 2.A.)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _6-30-2019_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

30576 FINRA JUN
Nelson Securities Inc
9718 N. Morton CT.
Spokane, WA 99218-3816

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Patrick Donahue 509 838 1313

2. A. General Assessment (item 2e from page 2) $ _2720_

   B. Less payment made with SIPC-6 filed (exclude interest) (_1574_)
   _1-28-19_
   Date Paid

   C. Less prior overpayment applied

   D. Assessment balance due or (overpayment) (_____)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _1146_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _1146_

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐ $ _1146_
   Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NELSON SECURITIES Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

CFO/pres
(Title)

Dated the _7_ day of _July_, 20_19_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Exceptions:

Forward Copy _____

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _7-1-18_
and ending _6-30-19_

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ _2308422_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

_234396_

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Long Term Care, Life Ins, Annuity

(Deductions in excess of $100,000 require documentation)

_260366_

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

d. SIPC Net Operating Revenues

_49476_

e. General Assessment @ .0015

$ _1813 660_

$ _2720_

(to page 1. line 2.A.)

2